Consent Form
BANRO CORPORATION
Solicitation of Consents to Amend the Indenture and Collateral Trust Agreement Relating to the
10% Senior Secured Notes due 2017 (the “Notes”)
CUSIP No. 066800AA1 and 066800AC7
ISIN No. CA066800AA11 and CA066800AC76
Pursuant to the Consent Solicitation Statement
Dated March 6, 2015

The Solicitation (as defined below) will expire, and the deadline for Consents (as defined below) will be, at 5:00 p.m. (Toronto time) on March 26, 2015, unless extended (such time and date, as they may be extended, the “Expiration Time”). The Consents are being solicited in connection with proposed amendments to the Indenture (as defined below) and related amendments to the Collateral Trust Agreement (as defined below), as described in greater detail below. Holders and Subsequent Holders (both as defined below) who desire to receive the Consent Fee (as defined below) must deliver a Consent to the Proposed Amendments (as defined below) pursuant to the Solicitation at or prior to the Expiration Time.

The Tabulation Agent and Payment Agent for the Solicitation is:

Equity Financial Trust Company

By Overnight Delivery or Regular	By Email:	By Facsimile:
Mail or Registered or Certified Mail:
	tmxecorporateActions@tmx.com	(416) 361-0470
200 University Ave., Suite 300
Toronto, ON M5H 4H1
Canada
Attn: Corporate Actions

Delivery of this Consent Form to an address, or transmission via email to an email address, or transmission via facsimile to a number, other than as set forth above, will not constitute valid delivery. Delivery of Consent Forms should be made sufficiently in advance of the Expiration Time to assure that the Consent Form is received at or prior to the Expiration Time (and, in the case of facsimile or email transmission, that the original Consent Form is received by the Tabulation Agent and Payment Agent prior to 5:00 p.m. (Toronto time) on the fourth business day following the Expiration Time).

ALL PROPERLY COMPLETED, EXECUTED AND DATED CONSENTS MUST BE RECEIVED BY THE TABULATION AGENT AND PAYMENT AGENT AT OR PRIOR TO THE EXPIRATION TIME. BENEFICIAL OR NON-REGISTERED HOLDERS (AS DEFINED BELOW) SHOULD PROMPTLY CONTACT THEIR INTERMEDIARIES (AS DEFINED BELOW) AND OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO THE APPLICABLE CONSENT PROCEDURES AND DEADLINES, WHICH MAY BE EARLIER THAN THE DEADLINES THAT ARE SET OUT IN THIS CONSENT FORM AND THE SOLICITATION STATEMENT REFERRED TO BELOW.

HOLDERS WHO DO NOT DELIVER A PROPERLY COMPLETED AND EXECUTED CONSENT AT OR PRIOR TO THE EXPIRATION DATE WILL BE BOUND BY THE TERMS OF THE PROPOSED AMENDMENTS IF THE CONDITIONS TO THE PROPOSED AMENDMENTS AS SET OUT IN THE SOLICITATION STATEMENT ARE SATISFIED OR WAIVED, AS APPLICABLE.

This Consent Form is delivered in connection with the Consent Solicitation Statement, dated March 6, 2015 (as the same may be amended, supplemented or modified from time to time, the “Solicitation Statement”) of Banro Corporation (the “Company” or “we” or “us”), and this Consent Form and instructions hereto (the “Consent Form”), which together with the Solicitation Statement constitute the Company’s solicitation (the “Solicitation”) of the consent (the “Consent”) of Holders to certain proposed amendments to the Indenture dated as of March 2, 2012, as supplemented by a supplemental indenture dated as of April 23, 2013 (the “Indenture”), by and among the Company, its subsidiary guarantors (the “Guarantors”) and Equity Financial Trust Company, as trustee (the “Trustee”), pursuant to which the Notes were issued, and certain proposed related amendments to the Collateral Trust Agreement dated March 2, 2012 (the “Collateral Trust Agreement”), among the Company the initial guarantors named on the signature pages thereto and the Trustee, among others (collectively, the “Proposed Amendments”), all as detailed in the Solicitation Statement under “Proposed Amendments”.

All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Solicitation Statement.

In order to consent, each Holder must complete and sign this Consent Form (or a facsimile hereof), and mail, email or deliver this Consent Form (or such facsimile) in accordance with the procedures set forth in this Consent Form and the Solicitation Statement. THIS CONSENT MUST NOT BE USED BY BENEFICIAL OR NON-REGISTERED HOLDERS. BENEFICIAL OR NON-REGISTERED HOLDERS (AS DEFINED BELOW) MUST OBTAIN AND FOLLOW THEIR INTERMEDIARIES’ (AS DEFINED BELOW) INSTRUCTIONS WITH RESPECT TO THE APPLICABLE CONSENT PROCEDURES.

The instructions accompanying this Consent Form should be read carefully before this Consent Form is completed. Any questions regarding the terms of the Solicitation and requests for assistance relating to the procedure for delivering Consents to the Proposed Amendments may be directed to the Solicitation Agent at the address and telephone number on the back page of this Consent Form. Additional copies of this Solicitation Statement or the Consent Form may be obtained on the Company’s profile on the System for Electronic Document Analysis and Retrieval and on the SEC’s Electronic Data Gathering and Retrieval system, which can be accessed at www.sedar.com and www.sec.gov, respectively. Beneficial or Non-Registered Holders should contact their Intermediary (as defined below) for assistance regarding the Solicitation. We have distributed copies of the Solicitation Statement to Intermediaries who are required to forward these materials to Beneficial or Non-Registered Holders. If you are a Beneficial or Non-Registered Holder, you will be provided with materials from your Intermediary which must be completed and signed by you in accordance with the directions and instructions contained in such materials.

By executing this Consent Form, the undersigned acknowledges receipt of the Solicitation Statement. The terms of the Solicitation set forth in the Solicitation Statement are incorporated herein by reference and form part of the terms and conditions of this Consent Form.

As soon as practicable following the Expiration Time, provided the Requisite Consents have been received and the General Conditions have been satisfied or waived, the Company and the Trustee will execute the Amending Agreements. The Amending Agreements will become effective upon execution by the Company, the Guarantors, the Trustee and certain other secured debt representatives under the Collateral Trust Agreement, as applicable, whereupon all Holders, including non-consenting Holders, and all subsequent holders will be bound by the Proposed Amendments. Failure to complete and return a Consent will have the effect of not consenting to the Proposed Amendments.

The Company will, as promptly as practicable after the Proposed Amendments become effective, or, if the Company determines not to proceed with the Proposed Amendments in accordance with the Solicitation, as promptly as practicable after such determination, pay each Holder or subsequent registered holder who has provided evidence of transfer that is acceptable to the Tabulation Agent and Payment Agent or Trustee (a “Subsequent Holder”), if applicable, a consent fee of US$2.50 for each US$1,000 principal amount of Notes in respect of which such Holder or Subsequent Holder has delivered a valid Consent to the Tabulation Agent and Payment Agent prior to the Expiration Time and which has been accepted by us and not revoked (the “Consent Fee”).

Notwithstanding anything to the contrary herein, in the case of any Notes that are registered in the name of a clearing agency of which an intermediary is a participant, we may satisfy our obligation set out in the Solicitation Statement to pay to the Holder or Subsequent Holder thereof a Consent Fee by paying such Consent Fee directly to the relevant intermediary, for the benefit of the beneficial owners of such Notes.

CONSENT TO PROPOSED AMENDMENTS

The undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned hereby (i) consents to the Proposed Amendments as described in the Solicitation Statement, and (ii) authorizes the Trustee and the Company to execute the Amending Agreement, as described in the Solicitation Statement, and to do all other things reasonably required to give effect to this Consent and the Proposed Amendments.

The undersigned acknowledges that it must comply with the other provisions of this Consent, and complete the other information required herein, to validly consent to the Proposed Amendments.

The undersigned hereby represents and warrants that the undersigned has full power and authority to give the consent contained herein. The undersigned shall, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to perfect the undersigned’s consent or evidence such power and authority.

The undersigned hereby agrees that this Consent will continue once delivered, unless validly revoked, even if the Solicitation shall be extended beyond the initial Expiration Time. The undersigned understands that Consents delivered pursuant to any of the procedures described under “Procedures for Delivering Consents” in the Solicitation Statement will constitute a binding agreement between the undersigned and us upon the terms and subject to the conditions of the Solicitation.

All authority conferred or agreed to be conferred by this Consent will survive the death, incapacity, dissolution or liquidation of the undersigned and every consent, agreement and obligation of the undersigned under this Consent will be binding upon the undersigned’s heirs, personal representatives, successors and assigns.

The record date for purposes of this Solicitation is 5:00 p.m. (Toronto time) on February 26, 2015 (the “Record Date”). However, we reserve the right to establish from time to time any new date as the Record Date with respect to the Notes for purposes of the Solicitation and, thereupon, any such new date will be deemed to be the “Record Date” for purposes of such Solicitation. Only Holders and Subsequent Holders will be entitled to consent to the Proposed Amendments.

You may be a beneficial owner of Notes (a “Beneficial or Non-Registered Holder”) if your Notes are registered either:

(1)

in the name of an intermediary (an “Intermediary”) with whom you deal in respect of the Notes, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(2)	in the name of a clearing agency (such as CDS (as defined below)) of which the Intermediary is a participant.

Any Beneficial or Non-Registered Holder who wishes to deliver a Consent should not execute this Consent Form. Instead, he, she or it must instruct the relevant Intermediary to execute an appropriate consent form on his, her or its behalf.

Only Holders and Subsequent Holders are eligible to consent to the Proposed Amendments. As used herein, the term “Holder” means each person shown on the records of the registrar for the Notes as a holder of the Notes at the Record Date. As at the date hereof, a nominee of CDS Clearing and Depositary Services Inc. (“CDS”), as the sole registered holder of the Notes, is the sole Holder for purposes of the Solicitation.

Beneficial or Non-Registered Holders should promptly contact their Intermediaries and obtain and follow their Intermediaries’ instructions with respect to the applicable consent procedures and deadlines, which may be earlier than the deadlines that are set out in this Consent Form and the Solicitation Statement.

If a person purchases Notes after the Record Date and the Holder of such Notes as of the Record Date previously consented (or thereafter consents) to the Proposed Amendments, such Consent of the Holder as of the Record Date, and not the subsequent holder, will be eligible for acceptance by the Tabulation Agent and Payment Agent if it was (or is) validly submitted. However, if a person purchases Notes after the Record Date, the purchaser may revoke the previous Consent, if applicable, and submit a new Consent, to the extent it is a Subsequent Holder, or obtain an appropriate Consent from the Holder as of the Record Date and submit such Consent on or prior to the Expiration Time.

If this Consent relates to fewer than all the Notes held of record as of the Record Date by the undersigned, the undersigned must indicate in the table below the name(s) and address(es) and aggregate dollar amount (in integral multiples of US$1,000) of such Notes to which this Consent relates. Otherwise, this Consent will be deemed to relate to all Notes held of record as of the Record Date by the Holder. The Holder will receive the Consent Fee for only that portion of such Notes to which this Consent relates, to the extent that the Holder’s Consent has been accepted by the Company and not revoked.

Consent Fee

The Consent Fee is US$2.50 for each US$1,000 principal amount of Notes in respect of which a valid Consent is received by the Tabulation Agent and Payment Agent prior to the Expiration Time and which has been accepted by the Company and not revoked.

Notwithstanding anything to the contrary herein, in the case of any Notes that are registered in the name of a clearing agency of which an intermediary is a participant, the Company may satisfy its obligation set out in the Solicitation Statement to pay to the Holder or Subsequent Holder thereof a Consent Fee by paying such Consent Fee directly to the relevant intermediary, for the benefit of the beneficial owners of such Notes. All amounts payable under the Solicitation will be paid in United States dollars. Pursuant to applicable laws, the relevant intermediary may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Holder or Subsequent Holder. No interest will be paid on the Consent Fee.

The undersigned requests that payment of the applicable Consent Fee be to the undersigned by wire transfer to the account specified below.

PLEASE COMPLETE THE FOLLOWING TABLES ON THIS AND THE NEXT PAGE

DESCRIPTION OF NOTES TO WHICH CONSENT IS GIVEN NAME(S) AND ADDRESS(ES) OF HOLDER(S) (Please fill in, if blank, exactly as name(s) appear(s) on Note(s)) OR CDS PARTICIPANTS(S)	NOTES WITH RESPECT TO WHICH THIS CONSENT IS GIVEN (ATTACH ADDITIONAL SCHEDULE, IF NECESSARY)
	CDS CUID NUMBER	PRINCIPAL AMOUNT OF NOTES IN RESPECT OF WHICH CONSENT IS GIVEN
CUSIP NO.
		066800AA1	066800AC7

TOTAL:
IMPORTANT READ CAREFULLY
THIS CONSENT MUST BE EXECUTED BY THE HOLDER(S) IN EXACTLY THE SAME MANNER AS THE
NAME(S) OF SUCH HOLDER(S) APPEAR(S) ON THE NOTES. IF NOTES TO WHICH THIS CONSENT RELATES
ARE HELD BY TWO OR MORE JOINT HOLDERS, ALL SUCH HOLDERS MUST SIGN THIS CONSENT. IF
SIGNATURE IS BY A TRUSTEE, EXECUTOR, ADMINISTRATOR, GUARDIAN, ATTORNEY-IN-FACT, OFFICER
OF A CORPORATION OR OTHER PERSON ACTING IN A FIDUCIARYRESENTATIVE CAPACITY,
SUCH PERSON SHOULD SO INDICATE WHEN SIGNING AND MUST SUBMIT PROPER EVIDENCE
SATISFACTORY TO THE COMPANY OF SUCH PERSON’S AUTHORITY SO TO ACT.

USD WIRE TRANSFER ACCOUNT DETAILS

BENEFICIARY NAME: ___________________________________________________________________________________

BENEFICIARY STREET ADDRESS (P.O. box addresses cannot be used): ____________________________________________

_____________________________________________________________________________________________________

BENEFICIARY BANK: ___________________________________________________________________________________

BENEFICIARY BANK ADDRESS: __________________________________________________________________________

_____________________________________________________________________________________________________

BENEFICIARY ACCOUNT NO.: ____________________________________________________________________________

BENEFICIARY BANK SWIFT CODE/ABA NUMBER: ____________________________________________________________

INTERMEDIARY BANK SWIFT CODE (if applicable): ___________________________________________________________

INTERMEDIARY BANK ADDRESS: __________________________________________________________________________

ADDITIONAL INFORMATION (reference/invoice): ______________________________________________________________

CONSENTS BY THE UNDERSIGNED HOLDER/CDS PARTICIPANT AS OF THE DATE REFERENCED BELOW

SIGNATURE: _________________________________________________________________________________________
(HOLDER OR CDS PARTICIPANT WITH MEDALLION GUARANTEE STAMP)

DATED: ______________________________________________________________________________________________

NAME: _______________________________________________________________________________________________
(PLEASE PRINT)

CAPACITY: ___________________________________________________________________________________________

ADDRESS: ____________________________________________________________________________________________
(INCLUDING POSTAL CODE)

AREA CODE AND TELEPHONE NO.: ( )

The signature(s) on this form must be guaranteed by the following method:

A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, saving banks, credit unions and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

PLACE MEDALLION GUARANTEE STAMP HERE:

U.S. STATUS

All Holders must place an “X” in the applicable box below.

[ ] The Holder is not a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. person or a person in the United States.

[ ] The Holder is a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

For the definition of “U.S. Person” see instructions below. If you are a U.S. Person or are acting on behalf of a U.S. Person, then in order to avoid backup withholding you must complete the Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, such Form may be obtained at www.irs.gov.

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only **one** of the following seven boxes:
☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ______
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
Exempt payee code (if any) ______
Exemption from FATCA reporting code (if any) ______
(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number
☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number
☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Cat. No. 10231X Form **W-9** (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Form W-9 (Rev. 12-2014) Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity[4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 2.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THE ATTACHED FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Officer, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross cash proceeds of such payment made to me may be withheld.

Signature of U.S. Person: __________________________________________ Date: _______________________

U.S. Persons and Form W-9

U.S. federal income tax law generally requires that each Holder that is a “U.S. Person” as defined below (a “U.S. Holder”) and that is receiving the Consent Fee must provide the Company (as payor) with such U.S. Holder’s correct TIN, or otherwise establish an exemption from backup withholding. If we are not provided with the correct TIN or an adequate basis for an exemption, such U.S. Holder may be subject to a penalty imposed by the Internal Revenue Service (the “IRS”) and backup withholding in an amount equal to 28% of the amount of any reportable payments pursuant to the Solicitation and payment of the Consent Fee. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

For purposes of this Consent Form, a “U.S. Person” is a Holder of the Notes that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

To prevent backup withholding, each consenting U.S. Holder must provide its correct TIN by completing the Form W-9 set forth herein, certifying that the TIN provided is correct (or that such U.S. Holder applied for a TIN) and that (a) the U.S. Holder is exempt from backup withholding, (b) the U.S. Holder has not been notified by the IRS that such U.S. Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the U.S. Holder that such U.S. Holder is no longer subject to backup withholding. Each U.S. Holder must also certify that such U.S. Holder is a U.S. person.

In general, if a U.S. Holder is an individual, the TIN is the individual’s Social Security number. If a U.S. Holder does not have a TIN, such U.S. Holder should apply for a TIN and write “Applied For” in the space for the TIN in Part I of the Form W-9 attached herein, and sign and date the Form W-9 and complete and sign the Certification of Awaiting Taxpayer Identification Number above. If the U.S. Holder does not provide such U.S. Holder’s TIN to us by the date any reportable payments are due, the payments will be subject to backup withholding at a rate of 28%. Note: Writing “Applied For” on the form means that the U.S. Holder has already applied for a TIN or that such Holder intends to apply for one in the near future.

Any questions regarding the terms of the Solicitation may be directed to the Solicitation Agent.

Any questions regarding the terms of the Solicitation may be directed to the Solicitation Agent.

The Solicitation Agent for the Solicitation is:

CIBC World Markets Inc.

161 Bay Street, 6th Floor
Toronto, Ontario M5J 2S8
Canada
Attn: Sean Dixon

(416) 956-6978 (Call Collect)

Please return completed Consents to the Tabulation Agent and Payment Agent via facsimile, by hand delivery, regular mail or overnight courier.

The Tabulation Agent and Payment Agent for the Solicitation is:

Equity Financial Trust Company

By Overnight Delivery or Regular	By Email:	By Facsimile:
Mail or Registered or Certified
Mail:	tmxecorporateActions@tmx.com	(416) 361-0470

200 University Ave., Suite 300
Toronto, ON M5H 4H1
Canada
Attn: Corporate Actions